L'ORÉAL

RECEIVED

2008 JUN 16 A 10:43

OFFICE OF INT... CORPORATE...

June 6th, 2008

[redacted]

08003228

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at May 30th 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

PROCESSED
JUN 17 2008
THOMSON REUTERS

Shareholders and Market Authority Relations Director.

Jean-Régis CAROF

dw 6/16

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at May 30th, 2008

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	610,816,260
Number of real voting rights (without own shares)	590,359,027
Theoretical number of voting rights (including own shares)	610,816,260

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken, Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals and Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Ralph Lauren, Diesel and Viktor & Rolf in perfumeries and department stores.. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
Mr. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com

Financial analysts and institutional investors
Mrs. Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

June 6th, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from April 28th, 2008 to May 30th, 2008 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares carried out on May 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28/04/2008 to the 02/05/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
28/04/2008	42,000	75.34	3,164,225.40
29/04/2008	73,000	75.33	5,499,250.60
02/05/2008	50,000	77.30	3,865,000.00
TOTAL	**165,000**		**12,528,476.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 05/05/2008 to the 09/05/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
05/05/2008	83,000	77.36	6,420,548.00
06/05/2008	60,000	77.25	4,635,060.00
08/05/2008	120,000	78.63	9,435,660.00
09/05/2008	102,000	78.44	8,001,308.40
TOTAL	**365,000**		**28,492,576.40**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 12/05/2008 to the 16/05/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
12/05/2008	63,000	78.97	4,974,895.80
13/05/2008	120,000	77.57	9,308,064.00
14/05/2008	90,000	77.39	6,964,812.00
15/05/2008	59,000	78.04	4,604,242.00
16/05/2008	70,000	77.87	5,450,900.00
TOTAL	**402,000**		**31,302,913.80**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 19/05/2008 to the 23/05/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
19/05/2008	70,000	77.67	5,436,690.00
20/05/2008	85,000	77.63	6,598,890.00
21/05/2008	100,000	77.72	7,772,100.00
22/05/2008	82,000	76.99	6,313,155.40
23/05/2008	100,000	77.08	7,707,970.00
TOTAL	**437,000**		**33,828,805.40**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 26/05/2008 to the 30/05/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
26/05/2008	70,000	77.16	5,401,123.00
27/05/2008	80,000	76.71	6,136,448.00
28/05/2008	30,363	77.64	2,357,516.92
29/05/2008	80,000	78.33	6,266,064.00
30/05/2008	85,633	78.53	6,725,102.02
TOTAL	**345,996**		**26,886,253.94**

TOTAL	**Number of shares**	**Amount in €**
MAY 2008	1,714,996	133,039,025.54

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 17.1 billion in 2007, the group focuses its activities on 25 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken and Mizani in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay, Inneov, Skinceuticals, Sanoflore in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, Viktor & Rolf, Diesel and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com
Financial analysts and institutional investors
Mme Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

END